SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

02049742

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 3 0 2002 WASH, D.C. 180 SECTION

August 12, 2002

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

PROCESSED
SEP 1 2 2002
P THOMSON FINANCIAL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press release

Yours Sincerely,

H. C. Jung

Hyun Chun Jung
Senior Manager
Investor Relations Team

dlo 9/6

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

Aug. 12, 2002

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from May 1 to June 30, 2002

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No.
82-3901

Reports to KSE

2001 Financial Statements and Independent Auditor's Report **(Consolidated)**	May 2, 2002
Quarterly Report **(2002 1st Quarter)**	May 15, 2002
Equity Investment in Major Shareholders etc.	May 22, 2002
Loans to the Third Party	Jun 12, 2002
Guarantee of Debt Payment for the Third Party (Including Provision of Collateral)	Jun 30, 2002

General Press Releases

News compilation of which the abstracts are translated into English	May. 1 ~ Jun. 30, 2002

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

None

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

【01】

2001 Financial Statements and Independent Auditor's Report (Consolidated)
(May 2, 2002)

【02】

Quarterly Report (2002 1st Quarter)
(May 15, 2002)

【03】

Equity Investment in Major Shareholders etc. (May 22, 2002)

1. Name of investee: SK Electric Power
   - Relationship with the company: Affiliated Company

2. Details of investment
   - Date of investment: May 21, 2002
   - Object of investment: 8 million common stocks
   - Investment amount (KRW): 40,000,000,000
   - Total investment amount in major shareholder concerned (KRW): 45,280,000,000

3. Purpose of investment: Purchase of additionally issued stocks

4. Decision date (date of board resolution): May 21, 2002
- Outside director: Present (4), Absent (1)
- Auditor: Present

5. Others: None

【04】

Loans to Third Party
(Jun 12, 2002)

1. Name of borrower: Se-Bok, Lee
   - Relationship with the company: None

2. Amount of loan (KRW): 200,000,000

3. Terms of loan
   - Interest rate (%): 8.0
   - Period: Jun 11, 2002 ~ Aug 11, 2003

4. Conditions of loan: Repayment at maturity, uncallable during the period

5. Purpose of providing loan: Security deposit etc.

6. Accumulated balance of loans (KRW): 32,203,997,937
   - Paid in capital at the end of the previous fiscal year (KRW): 644,755,840,000
   - ratio to paid in capital (%): 5.0

7. Total assets at the end of the previous fiscal year (KRW): 14,241,504,697,000

8. Others: None

[05]

Guarantee of Debt Payment for the Third Party (Including Provision of Collateral) (Jun 30, 2002)

1. Name of the guarantee: SK Energy Asia Pte, Ltd.
   - Relationship with the company: Foreign Subsidiary

2. Creditor: ING Bank N.V. and other 4 banks
   - Relationship with the company: None

3. Principal Debts:
   - Amount (KRW): 102,408,000,000
   - Details: Credit line provided by financial institutions

4. Details of guaranteed debts:
   - Amount (KRW): 102,408,000,000
   - Balance (KRW): 102,408,000,000
   - Period of guarantee: Jul 1, 2002 ~ Jun 30, 2003

5. Total balance of debt guaranteed (KRW): 132,635,100,000
   - Paid in capital at the end of the previous fiscal year (KRW): 644,755,840,000
   - ratio to paid in capital (%): 20.57

6. Decision date (date of board resolution): Jun 29, 2002
   - Outside director: Present (5), Absent (0)
   - Auditor: Present

7. Others:
   - Foreign currency translation rate is 1204.80 KRW/1 USD and 1007.57 KRW/100 JPY respectively.

[Balance of Debt Payment Guarantee per Debtor]

Debtor	Relationship w/ Company	Balance (KRW)	Remark
SK Energy Asia Pte, Ltd.	Foreign Subsidiary	102,408,000,000	85,000,000 USD
SK Group Japan	Foreign Subsidiary	30,227,100,000	3,000,000,000 JPY

File No.
82-3901

3. Press Releases

【01】

SK expresses interest in Hyundai Petrochemical
(May 2, 2002)

Major domestic petrochemical companies are lining up to purchase Hyundai Petrochemical Co.

Following Honam Petrochemical and LG Chemical, SK Corp. yesterday declared its intention to acquire the company.

"We are reviewing the takeover of Hyundai Petrochemical on the SK Group level. *If the terms are acceptable*, we will take control of it," an SK Corp. official said.

He added a takeover task force team has been formed at the group's restructuring headquarters. "It will enter negotiations the moment the terms of sale are decided."

The official said SK Corp. plans to restructure its operations, putting focus on competitive areas and spinning off or selling off noncompetitive businesses. "In this respect, we believe Hyundai Petrochemical will help us improve our core businesses."

Yet analysts said it is still unclear whether SK Corp. intends to buy the whole of Hyundai Petrochemical or parts of it, including the naphtha cracking facilities.

SK Group is currently engaged in many aspects of the chemical industry ranging from the manufacturing of basic chemicals, including ethylene, to bioengineering. Analysts said the takeover of Hyundai Petrochemical will boost the group's overall capabilities in the chemical field.

Meanwhile, Honam Petrochemical has been negotiating with creditors of Hyundai Petrochemical since it expressed an interest last year. LG Chemical also recently disclosed its intention to take over Hyundai Petrochemical.

【02】

SK Corp. suffers 70% drop in profit
(May 2, 2002)

SK Corp., the struggling oil-refining unit of the SK Group, said yesterday its first-quarter operating profit tumbled 68.6 percent year-on-year to 120.2 billion won ($92.4 million), with its quarterly revenue falling 22 percent to 3.19 trillion won. Declining demand for heating oil and reduced oil-sales margins caused by the depressed international oil prices, have forced SK Corp. to suffer a steep dive in profit, officials explained. SK Corp. is the de facto holding company for SK Group firms.

However, SK Corp.'s *ordinary profit more than tripled to 173.8 billion won* from 54.6 billion won, after accounting for earnings from subsidiaries and lower foreign-currency losses than a year earlier, they said.

SK Corp. owns a 26.9 percent stake in SK Telecom Co., Korea's biggest mobile phone operator.

While the price of crude from the Middle East rose by about a third during the quarter, Korean refiners were not able to increase the price of gasoline, diesel and other products by as much. SK Corp.'s operating profit from the petroleum business shrank 85 percent to 44.1 billion won.

【03】

Citibank launches OKPLUS card
(May 7, 2002)

Citibank said yesterday that it has launched Citibank OKPLUS card, a card that combines benefits like OK Cashbag and SK Enclean (Mileage services provided by SK Corporation).

"The Citibank OKPLUS" is a revolving payment system (minimum payments) that provides many extras like insurance for travel and plastic surgery as well as discounts for amusement parks, service information on oil and auto care and a generous bonus point system.

The card currently boasts the highest point system in the industry, giving six points for each 1,000 won spent. When one makes purchases at OK Cashbag, the card gives up to 5 percent of total purchase as points.

"In addition to these basic benefits, new members will be excused from paying annual fee during the first year, and will also receive 5,000 free points if they spend more than 100,000 won during the first three months after receiving the card," Citibank said.

【04】

SK Corp. seeking to take over Hyundai Petrochemical jointly with foreign company
(May 14, 2002)

SK Corp. said yesterday it plans to take over Hyundai Petrochemical through a joint venture with a foreign partner.

The company also said it will start the process of selling its stake in SK Telecom in July or September at the latest for completion within this year. It said some two trillion won will be raised from the stake sale, which will mostly be used to repay debt.

To minimize the funding requirements for the takeover of Hyundai Petrochemical, the company said it will form a joint venture with a foreign partner. After the takeover, it also plans to dispose of some of Hyundai's assets while other measures will also be employed to lower the financing burden.

The company said it plans to lower its debt-to-equity ratio from the present 150 percent level to 110-120 percent by repaying debt with the proceeds from the sale of its 7.2 percent stake in SK Telecom.

"We will issue exchangeable bonds or depository receipts or both to raise cash," said company managing director Yoo Jung-joon. "We will also repay debt with operating profit to lower the debt-to-equity ratio to this year's target of 100 percent."

The official also said SK Corp. will not participate in the bidding for the sale of the state-held stake in KT Corp. "Even if SK group decides to participate in the stake sale, SK Corp. will not take part in it. Then, the group's other units may acquire KT stakes."

Yoo said he does not expect SK Corp. to become a pure holding company of SK group firms. "To become a pure holding company of SK units, we need to acquire a 30 percent stake in each of the units, which we can by no means afford now."

He added that SK Corp. would become an operating holding company of SK group firms.

【06】

SK Unveils Sister of 'OK Cashbag'

(Jun 8, 2002)

SK Corporation has unveiled a new product, ``Cash Foxy" on the loyalty program card market, targeting female customers.

Cash Foxy is the sister brand of OK Cashbag, a mega hit in the bonus card market. Every female OK Cashbag customer in her 20s is qualified for membership with the customer program.

A membership applicant has only to log on to www. cashfox. com and apply for participation.

The cardholders can accumulate a certain rate of points in proportion to their purchase at SK's business partner firms, such as Fresco, Hardee's, Photai, Cinecity and TGI Friday's, and can later utilize a certain amount of the points as cash at the outlets.

While OK Cashbag comes as a physical plastic card, Cash Foxy involves an intangible form of membership certification. When a customer applies for the membership, she can receive a moving picture file from the company via her mobile phone.

And if the member wants to use Cash Foxy in the franchises, she only has to show the moving picture to the waiter of waitress in the chains.

The company also plans to dish out benefit packages for the young ``foxy'' ladies, such as discount for concerts, free cinema previews and giveaways.

Travel-loving members can also expect to benefit from the new loyalty program this summer. The company said it has prepared considerable discounts and bonus for those itching for a bit of fun in the sun.

In addition, SK Corporation has its eyes on older women as well. It plans to launch another brand for married ladies in their 30s by the end of this year.

``We has designed the new products to meet growing demand from shrewd and fashion-sensitive ladies,'' said a spokesperson at the company.